Mail Stop 4561

May 21, 2009

Brian J. Farrell
Chief Executive Officer
THQ Inc.
29903 Agoura Road
Agoura Hills, CA 91301

> **Re: THQ Inc.**
> **Form 10-K For The Fiscal Year Ended March 31, 2008**
> **Filed May 28, 2008**
> **File No. 000-18813**

Dear Mr. Farrell:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief